

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2018

Mark Nunis
Chief Financial Officer
RLJ Entertainment, Inc.
8515 Georgia Avenue, Suite 650
Silver Spring, Maryland 20910

Re: RLJ Entertainment, Inc.
Form 10-K for the Year Ended December 31, 2017
Filed March 16, 2018
File No. 001-35675

Dear Mr. Nunis:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2017

Financial Statements
Notes to Consolidated Financial Statements
Note 12. Stock Warrants, page 63

1.   We note that in October 2016, you reclassified your warrant liabilities to shareholders' equity. Please tell us, and revise to disclose, the nature of the changes to the warrants that permitted this change in classification.

Note 17. Income Taxes, page 68

2.   We note from your disclosure on page 16 of the Risk Factors section that in accordance with SAB 118, you determined that the deferred tax expense recorded in connection with the remeasurement of certain deferred tax assets and liabilities was a provisional amount

and a reasonable estimate at December 31, 2017. Additional work is necessary to do a more detailed analysis and any subsequent adjustment to these amounts will be recorded in 2018 when the analysis is complete. Please revise Note 17 to the financial statements to include a discussion of the impact of the Tax Act enacted in December 2017 on your financial statements, including the effects on your income tax expense and deferred taxes. Your revised disclosure should include the considerations provided in Question 2 to SAB 118, such as disclosure of amounts for which accounting is not complete, the reason why the initial accounting is incomplete and the additional information needed to be obtained, prepared or analyzed in order to complete the accounting requirements under ASC Topic 740. Please revise accordingly.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 with any questions.

Division of Corporation Finance
Office of Transportation and Leisure